Exhibit 99.1

EQUITY TRANSFER AGREEMENT

Party A / Transferor: CHEN Ling

Identity number:

Address: No. 304, Building 19, Xifeng New Village, Gulou District, Fuzhou, Fujian Province

Contact:

Party B / Transferee: E-Home Household Service Holdings Limited, a Hong Kong company

Registration Number : 2755074

Registered address: ROOM 1006, 10/F., PO YIP BUILDING, 23 HING YIP STREET, KWUN TONG, KOWLOON, HONG KONG

Party C / Party B’s overseas parent company: E-Home Household Service Holdings Limited, a Cayman Islands company

Registration Number: HS-342998

Registered agent’s address: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

Party D / Target Company: Zhongrun (Fujian) Pharmaceutical Co., Ltd.

Unified social credit code: 91350100MA2XY7UP0P

Registered address:

No. 6 Jinzhou North Road, West Side, 3rd Floor, Building 2 # 2

Jianxin Town, Cangshan District, Fuzhou, Fujian Province

Legal representative: CHEN Ling

WHEREAS:

1. Zhongrun (Fujian) Pharmaceutical Co., Ltd. (“Target Company” or “Company”) is a limited liability company registered and legally existing in China, with a unified social credit code 91350100MA2XY7UP0P, registered address at No. 6 Jinzhou North Road, West Side, 3rd Floor, Building 2 # 2, Jianxin Town, Cangshan District, Fuzhou, Fujian Province, and legal representative CHEN Ling. Its registered capital is RMB ONE HUNDRED MILLION (¥ 100,000,000). Its main business scope is “Wholesale of traditional Chinese medicines prepared in ready-to-use forms, Chinese patent medicines, chemical pharmaceutical preparations, antibiotic raw material medicines, antibiotic preparations, biochemical drugs, biological products, anabolic agents, and peptide hormones; wholesale and retail of health-care food; sale of medical devices, detergents and cosmetics; wholesale and retail of prepackaged food (including refrigerated and frozen food), dairy products (including infant formula milk powder and other infant formula food) and special food (including the food for special medical use); research and development of drugs, pharmaceutical excipients, medical devices, health-care food and foods and relevant technical consulting; pharmaceutical information consulting; pharmaceutical marketing planning services; import and export of various commodities and technologies on its own account and as an agent, except for commodities and technologies that the state restricts companies to operate or prohibits from import or export; retail of other daily necessities; manufacture of medical laboratories, medical sterilizing equipment and instruments; wholesale of cosmetics and sanitary articles; and other wholesale businesses not specified. (For projects requiring approval can only be carried out after the approval by relevant governmental agencies.)”

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2. Party A holds 45% of the equity of the Target Company, and Party A intends to transfer 20% of the equity of the Target Company (the “Target Equity”) held by Party A to Party B in accordance with this Agreement; Party B intends to receive the Target Equity in accordance with the provisions of this Agreement.

3. In accordance with the provisions of the Company Law of the People’s Republic of China and the Civil Code of the People’s Republic of China, the parties reached the following agreement on the transfer of equity after negotiation:

I. Purchase Price and Payment Method

1. The Company’s fiscal year 2021 (January 1 to December 31, 2021) achieved revenues of about RMB 131.79 million and net loss of about RMB 1.83 million, and the Company expects to achieve revenues of more than RMB 190 million and net profit of more than RMB 9.5 million in fiscal year 2022 (January 1 to December 31, 2022). Based on a valuation report issued by Beijing Ningbanghonghe Assets Valuation Firm on April 18, 2022, the Company’s valuation is RMB 160,298,650 (Report No. Ningbanghonghe [2022] AL414).

2. Party A will transfer 20% of the Company’s equity (corresponding to the Target Company’s subscribed capital of RMB 20 million, paid-up capital of RMB 5.43 million) to Party B and ensure that Party B appoints a new executive director. Party A will be appointed by Party B as the Chief Operation Officer of the Target Company and will continue to hold 25% of the equity interests of the Target Company. Party A will not hold other positions at Party B or Party C. While Party B holds 75% (Including 55% of acquired equity on June 14, 2022) of the equity interests of the Target Company, Party B is entitled to appoint at least two-thirds of the members of the board of directors of the Target Company. Given the third party valuation report (Report No. Ningbanghonghe [2022] AL414) noted above, the parties mutually agree that the equity transfer consideration shall be RMB 20 million which shall be paid by Party C through shares.

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3. Stock payment method: Within 3 days after the execution of this Agreement, Party A and Party B shall register/file the equity transfer and the change to the composition of the board of directors with the industrial and commercial authorities and relevant state agencies. With 30 days following completing the above modification registration, Party C will issue a number of its ordinary shares (the “Shares”) in value of RMB 20 million to Party A.

Parties A and B agreed that the per share issuance price shall be equal to 115% of the Nasdaq closing price of the ordinary shares of Party C (Nasdaq: EJH) for trading day on Dec 14, 2022, which is $0.52, and therefore, the per share issuance price should be $0.598. As a result, Party C will issue a total of 4,660,129 ordinary shares to Party A (the exchange rate between RMB and USD used hereby was 7.1768 by reference to People’s Republic of China’s foreign exchange trading RMB/USD mid rate on Dec 15, 2022). The “Closing Date” of this Agreement shall be the date of issuance of the Shares. Party C agrees to issue the Shares to Party A’s designated personnel (see Appendix).

4. Party C shall pay partial consideration for the transfer of equity of the Target Company by issuing EJH ordinary shares to the Transferor or its designated party(ies). Such Shares are “restricted securities” under U.S. federal and state securities laws that are not registered under U.S. securities laws. Under these laws, the Transferor and its designated party(ies) must hold the securities indefinitely until the securities are registered under U.S. securities laws or an exemption to registration is available. Party C is under no obligation under this Agreement to register such Shares under U.S. securities laws. The Transferor and its designated party(ies) understand that Rule 144 under U.S. Securities Act of 1933, as amended (the “Securities Act”) only permits limited public resale of “restricted securities” obtained directly or indirectly from a non-public offering, subject to the satisfaction of certain conditions. The Transferor and its designated party(ies) also understand that at the time the Transferor or its designated party(ies) wishes to sell the Shares, there may be no public market upon which to make such a sale, and that, even if such a public market then exists, Party C may not be satisfying the current public information requirements of Rule 144, and that, in such event, the Transferor or its designated party(ies) may be precluded from selling the Shares under Rule 144 even if the minimum holding period requirement has been satisfied. The Transferor and its designated party(ies) understand that these Shares are being offered and sold in reliance on an exemption from the registration requirements of U.S. federal and state securities laws under Regulation S promulgated under the Securities Act and Party C is relying upon the truth and accuracy of the Transferor’s and its designated party(ies)’s representations and warranties set forth herein in order to determine the applicability of such exemptions and the suitability of the Transferor and its designated party(ies) to acquire the Shares. The transferor and its designated party(ies) represent, warrant and agree that each of them complies with the provisions of Regulation S of the Securities Act, each of them is not a U.S. person as such term is defined under Regulation S, the Shares are not acquired in the United States at the time of acquisition, and the Shares are not acquired for the account or benefit of a U.S. person.

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II. Representations and Warranties

V.	Party A represents and warrants that it has the full power and authority to dispose of the equity to be transferred to Party B, and that the equity is not pledged, seized or frozen and is free from any third party’s claim; otherwise, Party A shall bear all the economic and legal liabilities arising therefrom.

2. The Target Company is a limited liability company duly organized and validly existing, and its establishment and operation complies with the requirements of the laws and regulations in each jurisdiction where it operates. The Target Company has not had its business license revoked, ordered to shut down or withdrawn in accordance with laws or its articles of association, and its business operations have not violated the laws and regulations of the country where it is located that restrict or prohibit its operations.

3. The Target Company does not have any foreseeable events that would have a material adverse effect on the Target Company’s financial condition or operating results, nor has it entered into any agreement to dispose of its assets or rights outside the ordinary course of business or transferred or assigned any of its assets or profits.

4. All financial records of the Target Company during the period under the management of the Transferor have been correctly prepared in accordance with relevant regulations and rules and accurately present the business activities of the Target Company. Such records do not contain any material errors or omissions. The Target Company does not have any investment or financing arrangements other than those disclosed by the Target Company in writing to the Transferee. All assets shown on the financial records of the Target Company belong to the Target Company, and the balance sheet and ancillary documents include all the assets and interests owned by the Target Company, which assets and interests are in the control of the Target Company.

5. All assets of the Target Company are in normal state.

6. The Target Company does not have any significant or foreseeable litigation or arbitration that have not been disclosed to the Transferee.

7. Party A represents and warrants that the Target Company has no debts except for the debts that have been disclosed to the Transferee, and that the Target Company is not providing guarantees for third parties; if there are hidden debts or guarantees for third parties, Party A shall be responsible for them.

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8. The information provided by the Transferor to the Transferee about the Target Company is true, accurate and complete, without false or misleading statements, or material omissions.

9. Party A and the Target Company guarantee that the equity transfer has been approved by the resolutions of the Target Company’s shareholder meeting.

III. The Company’s Profit and Loss (including Creditor’s Rights and Debts) Sharing

After this Agreement becomes effective, Party B shall be entitled to the profits in proportion to its equity interests in the Company but not bear any loss of the Company. Party B has the power and authority to make business decisions, consolidate financial statements and appoint personnel for the Company. All creditor’s rights and debts (including taxes payable according to law) before this equity transfer belong to Party A.

IV. Special Agreements

1. Party A, as the actual controller of the company, covenants to Party B that the Company’s operating results will reach the following goals in 2022 (2022/01/01 – 2022/12/31): The Company’s annual revenue will reach more than RMB 190 million and net profit will reach more than RMB 9.5 million.

2. Party A undertakes that, if the Target Company fails to achieve the above performance goals, Party B is entitled to require Party A to pay liquidated damages in an amount of RMB 3 million together with interest accrued thereupon calculated at the Loan Prime Rates of People’s Bank of China for the same period.

V. Termination of Agreement

1. Before the Closing Date of the transactions contemplated hereby, the parties may terminate this Agreement in writing by mutual agreement of the parties.

2. In the event of one or more of the following circumstances, the Transferee or Transferor has the right to unilaterally terminate this Agreement by a written notice:

(a) The competent governmental authorities, securities registration or trading authorities (e.g., the Nasdaq Stock Market), or judicial authorities object to the content or performance of this Agreement, leading to this Agreement being terminated, revoked, or held to be invalid, or resulting in inability to perform material provisions of this Agreement that would seriously affect the business purposes of the Transferee or Transferor at the time of entering into this Agreement;

(b) the competent governmental authorities expressly disapprove certain terms of this Agreement, and such terms have a material effect on this transaction;

(c) the laws, regulations and rules on which this Agreement is based change, causing the important provisions of this Agreement to become illegal, or due to national policies or orders, any party to this Agreement cannot perform its material obligations under this Agreement; and

(d) the Transferee or Transferor has committed a material breach of this Agreement that makes it impossible to complete this transaction or seriously affects the business purposes of the Transferee or the Transferor at the time of entering into this Agreement.

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VI. Liabilities for Defaults

1. Once this Agreement becomes effective, the parties shall duly perform this Agreement. Except for early termination of this Agreement in accordance with Article V, any party that fails to fully perform its obligations under this Agreement shall be liable in accordance with laws and this Agreement, and the breaching party shall compensate the non-breaching parties for their actual losses.

2. If, due to Party A’s reasons, Party B is unable to register the equity transfer on time, or the realization of the purposes of concluding this Agreement by Party B is seriously affected, Party A must compensate Party B in the amount of 20% of the total purchase price for the equity being transferred hereby. The foregoing compensation amount shall not be regarded as the sole remedy for violation of this Agreement, and Party B may seek other remedies in accordance with the law such as termination of the Agreement and return of paid purchase price.

3. If the competent governmental authorities or the securities registration or trading authorities raise objections to the content or performance of this Agreement and provide comments on amending this Agreement after the closing of this Agreement, the parties shall make corresponding adjustments in accordance with such comments, including but not limited to, the recipient(s) of Party C’s Shares returning a portion or all of the Shares to Party C. If the holder(s) of the Shares fail to return the Shares in time, Party C has the right to unilaterally cancel these Shares.

VII. Payment of Certain Expenses

The expenses incurred in the process of this equity transfer (such as notarization, assessment or auditing, registration of this equity transfer, etc.) shall be borne by Party A, and each party shall bear its own taxes in connection herewith.

VIII. Dispute Resolutions

Any dispute arising out of or in connection with this Agreement shall be resolved through amicable negotiation among the parties. If such negotiation fails, the parities shall file a lawsuit at Fuzhou Cangshan District People’s Court.

IX. Effectiveness Conditions

This Agreement shall enter into force upon execution by all parties. Parties A and B shall, after the effectiveness of this Agreement, make modification registrations with the administrative agency for industry and commerce in accordance with law.

X. This Agreement shall be made in four duplicates, a copy for each of Party A, Party B and Party D, and the rest copy shall be submitted to the relevant governmental authority.

(No text below this line)

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(Signature Page to the Equity Transfer Agreement)

Party A:

Party B (stamp): E-Home Household Service Holdings Limited, a Hong Kong company

Signature of Authorized Representative:

Party C (stamp): E-Home Household Service Holdings Limited, a Cayman Islands company

Signature of Authorized Representative:

Party D (stamp): Zhongrun (Fujian) Pharmaceutical Co., Ltd.

Signature of Authorized Representative:

December 20, 2022

Signing location: Fuzhou, China

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Appendix:

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